Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Announces Changes to Board of Directors

Shenzhen, March 6, 2020 — Aesthetic Medical International Holdings Group Limited (the “Company” or Nasdaq: AIH), a leading provider of aesthetic medical services in China, today announced appointment of  Ms. Cathy Peng as a member of the Board of Directors of the Company effective March 6, 2020 to replace Mr. Zhang Jianbin who step down due to personal reasons. Mr. Zhang Jianbin served as a director of the Company from March 2012 to February 2020, during which the Company completed its initial public offering and listing on the Nasdaq Global Market.

Ms. Cathy Peng, holding an EMBA degree from University of Chicago, conducted business across the continents and has a long track record of business in key roles in various prestigious institutions. She currently is the chief executive officer of ROCS Global Inc., which is an executive consulting firm headquartered in Silicon Valley and specialized in talent recruiting and management, innovation, ecosystem and globalization. Prior to that, she, successively, served as a managing partner at IntelliProGroup, chief business development officer at Ethertronics Inc., general manager at Synocus International, a European management consulting firm, and director of marketing & channel strategies at Motorola, Inc.

Dr. Zhou Pengwu, the Chairman and CEO of the Company, commented, “Mr. Zhang Jianbin had served as a director of the Company since March 2012 and, helped the Company implement corporate development strategies with respect to equity financing and mergers & acquisitions. We have built a solid foundation together for future growth. We appreciate his contributions and wish him the best in his next endeavor.”

Dr. Zhou continued, “I am excited to welcome Ms. Cathy Peng to the Board of the Company. With her international vision and senior professionalism, I feel more confident in our team and our capability to continue building on the progress we’ve achieved over the past few years. I believe the Company has positioned well to seize the considerable opportunities in the aesthetic medical service market.”

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across 17 cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: https://ir.aihgroup.net.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com